The International Business Law Firm P.C.
Arlington Office:
                                        Telephone: (703) 522-1198
3511 North Thirteenth Street                  Fax: (703) 522-1197
Arlington, Virginia 22201-4907 U.S.A.

                          LEGAL OPINION

The International Business Law Firm, P.C. ("law firm"), has acted on behalf of Baltia Air Lines, Inc., a New York corporation with principal executive offices at East Wing Building #51, JFK International Airport, Jamaica, NY 11430, ("Corporation" or "Company") with respect to preparing and filing the Corporation's application for Certificate of Public Convenience and Necessity with the U.S. Department of Transportation, and the Company's Registration Statement for its Initial Public Offering ("IPO"), Registration File No. 333-2006, which did not close due to a problem with the underwriter, and the Company's Registration Statement No. 333-37409, as currently amended.

The principal documents in said transactions include New York State Corporate certificate of good-standing, articles and bylaws of the Corporation, U.S. Department of Transportation Order 96-1-24, U.S. Department of Transportation Docket 97-2763, Financial Audits for 1993, 1994, 1995, 1996 and 1997, the Company's SB2 333-37409 and the Company's Registration Statement, Prospectus and exhibits therein. In giving the opinion expressed below, we have reviewed said documents as well as U.S. Securities and Exchange Commission documents SEC 1898 (9-91), SEC 2345 (10-93), SEC 1887 (11-91), and have relied upon documents from the U.S. Departments of Transportation and of Commerce, documents from the State of New York, statements by Airline Economics, Inc. of Arlington, VA, audits by J.R. Lupo, P.A. CPA of Verona, NJ., and affidavits as well as letters drawn in the course of business.

This opinion is based upon the assumption that the Company's second SB-2 Registration Statement 333-37409 becomes effective and contracts completed with Escrow and Transfer Agents, pursuant to draft documents reviewed. It is assumed that Blue Sky filing will be completed in all applicable jurisdictions.

It is the law firm's belief that the Company is properly organized, that presently issued Capital Stock and the Capital Stock being issued in connection with the Company's public offering has been issued and is being issued legally, and that the Company is fully complying as to the aforementioned Capital stock with the Federal Securities Act of 1933, as amended. The Company is restricted by agreement with the underwriter from issuing further stock for a period of two years without prior written permission from the underwriter. Excluding Capital Stock being offered in present IPO, the Company has a reserve of 97,746,000 common stock. The Company has 417,500 preferred stock authorized, assuming a September 30, 1998 effective date of conversion of bridge note to 82,500 shares of preferred stock.

Based upon and subject to the foregoing, we are of the opinion that all documents have been filed and all proceedings taken by the Corporation that are required by the Securities and Exchange Commission of the United States in order to qualify the Securities to be offered and sold to the public in the United States. The Company is awaiting notarized return from the State of New York of its amended Articles of Incorporation and written consent to the conversion of bridge notes to preferred stock from 4, of the 18 note holders, who are out of the country. No other documents are required to be filed, proceedings taken or approvals, consents or authorizations of regulatory authorities obtained in order to comply with U.S. Securities and Exchange Commission requirements to permit the issue, sale, and delivery of the Securities by the Corporation in the United States. When sold, registered shares will be legally issued, fully paid and non-assessable.

The International Business Law Firm

By: (Steffanie J.  Lewis)

     Steffanie J.  Lewis
     Attorney

Date: December 7, 1998